LIMITED POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Eric Moss and Will Lashley, or either of them acting singly and with full power of substitution, the undersigned's true and lawful attorney-in-fact to prepare execute and file with the Securities and Exchange Commission, National Association of Securities Dealers, or any other appropriate regulatory or administrative agencies any and all forms, statements or reports which may be required with respect to reporting my beneficial ownership of securities of Moog Inc., in my capacity as Trustee of the Moog Inc. Stock Employee Compensation Trust (SECT) or individually, including, without limitation, the statements on Schedule 13D, and on Schedule 13G required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, giving and granting unto said attorneys full power and authority to do and preform all and every act or thing whatsoever requisite and necessary to be done in and about the premises, as fully to all intents and purposes as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that the said attorneys, or their substitutes shall lawfully do or cause to be done by virtue thereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of November___5___, 2025.

/s/ Robert Brady
Robert T. Brady